Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Rule 4.7B
Appendix 4C
Quarterly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001

Name of entity
PSIVIDA LIMITED
ABN	Quarter ended (“current quarter”)
009 232 026	31 DECEMBER 2004

Consolidated statement of cash flows

			Current quarter	Year to date
Cash flows related to operating activities			$A	(6 months)
				$A
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(417,389)	(662,160)
		(b) advertising and marketing	-	-
		(c) research and development	(1,455,140)	(3,443,948)
		(d) leased assets	-	-
		(e) other working capital	(824,772)	(1,310,823)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature		173,632	381,999
	received
1.5	Interest and other costs of finance paid		(1,110)	(2,886)
1.6	Income taxes paid		-	-
1.7	Other	- GST (paid)/received	(32,490)	(23,413)
	- Other Income		233	13,880
	Net operating cash flows		(2,557,036)	(5,047,351)

+ See chapter 19 for defined terms.
30/9/2001	Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current quarter	Year to date
		$A	(6 months)
			$A
1.8	Net operating cash flows (carried forward)
		(2,557,036)	(5,047,351)
	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(825,912)	(1,459,773)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans from/(to) other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)
	- Cash paid for equity increase in controlled	(4,291,377)	(11,689,402)
	entity
	- Net cash held by subsidiary on acquisition	4,291,377	7,044,436
	Net investing cash flows	(825,912)	(6,104,739)
1.14	Total operating and investing cash flows	(3,382,948)	(11,152,090)
	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	3,366,500	3,666,500
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other - Share issue costs	-	(27,422)
	Net financing cash flows	3,366,500	3,639,078
	Net increase (decrease) in cash held	(16,448)	(7,513,012)
1.21	Cash at beginning of quarter/year to date	23,023,627	31,350,656
1.22	Exchange rate adjustments	(727,024)	(1,557,489)
1.23	Cash at end of quarter	22,280,155	22,280,155

+ See chapter 19 for defined terms.
Appendix 4C Page 2	30/9/2001

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

Current quarter
$A
1.24	Aggregate amount of payments to the parties included in item 1.2		181,621
1.25	Aggregate amount of loans to the parties included in item 1.11		-

1.26	Explanation necessary for an understanding of the transactions
	1.2	(a)	Staff costs include consultants and directors fees paid by pSivida.
	1.2	(c)	Research and development costs include all expenditure incurred by pSiMedica and pSiOncology.
	1.13		Includes amounts transferred for the purposes of funding the research and development activities of pSiMedica.
	1.15		$3,366,500 received on the exercise of options with an expiry date of 31 December 2004.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
N/A

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
N/A

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A	$A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements
	- Equity Line of Credit Facility	7,500,000	-

+ See chapter 19 for defined terms.
30/9/2001	Appendix 4C Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash
Reconciliation of cash at the end of the quarter (as		Current quarter	Previous quarter
shown in the consolidated statement of cash flows) to		$A	$A
the related items in the accounts is as follows.
4.1	Cash on hand and at bank	927,580	401,825
4.2	Deposits at call	21,352,575	22,621,802
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	22,280,155	23,023,627

Acquisitions and disposals of business entities

	Acquisitions	Disposals
	(Item 1.9(a))	(Item 1.10(a))
5.1 Name of entity
5.2 Place of incorporation or registration
5.3 Consideration for acquisition or disposal
5.4 Total net assets
5.5 Nature of business

Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.
2	This statement does /~~does not~~* (delete one) give a true and fair view of the matters disclosed.

31 January 2005
Sign here: _______________________________________________________________	Date:____________________________
(Director/Company secretary)

Aaron Finlay
Print name:_______________________________________________________________

+ See chapter 19 for defined terms.
Appendix 4C Page 4	30/9/2001

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Notes
1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.
2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•	6.2		- reconciliation of cash flows arising from operating activities to operating profit or loss
•	9.2		- itemised disclosure relating to acquisitions
•	9.4		- itemised disclosure relating to disposals
•	12.1	(a)	- policy for classification of cash items
•	12.3		- disclosure of restrictions on use of cash
•	13.1		- comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.
30/9/2001	Appendix 4C Page 5